Exhibit 99.1
NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
	Notes	2026	2025	2026	2025
		(in thousands, except per share data)
		£	£	£	£
Research and development expenses		(2,250)	(7,104)	(5,463)	(8,829)
Administrative expenses		(1,187)	(4,523)	(2,755)	(5,590)
Net foreign exchange (losses) gains		(110)	(202)	253	(261)

Operating loss		(3,547)	(11,829)	(7,965)	(14,680)
Finance income		134	35	277	60
Finance expense	3	—	(12,648)	—	(12,648)

Loss before tax		(3,413)	(24,442)	(7,688)	(27,268)
Income tax credit	4	333	328	743	681

Loss for the period attributable to equity holders of the Company		(3,080)	(24,114)	(6,945)	(26,587)

Basic and diluted loss per ordinary share	5	(0.00)	(0.00)	(0.00)	(0.01)
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
	(in thousands)
	£	£	£	£
Loss for the period	(3,080)	(24,114)	(6,945)	(26,587)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(5)	(49)	13	(76)

Other comprehensive (expense) income for the period	(5)	(49)	13	(76)

Total comprehensive loss for the period	(3,085)	(24,163)	(6,932)	(26,663)

Attributable to:
Equity holders of the Company	(3,085)	(24,163)	(6,932)	(26,663)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT

		June 30, 2026	December 31, 2025
		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	6	2,206	2,198
Property, plant and equipment		622	658
Deferred tax asset	4	125	117

		2,953	2,973

Current assets
Prepayments, accrued income and other receivables		829	849
Current income tax receivable	4	2,498	1,761
Cash and cash equivalents	7	19,503	24,251

		22,830	26,861

Total assets		25,783	29,834

Equity and liabilities
Capital and reserves
Share capital and share premium	9	189,657	189,586
Other reserves		84,352	87,075
Accumulated deficit		(253,749)	(252,334)

Total equity attributable to equity holders of the Company		20,260	24,327

Non-current liabilities
Provisions		58	58
Lease liabilities		637	656

		695	714

Current liabilities
Trade payables		450	522
Payroll taxes and social security		125	99
Accrued expenditure		4,218	4,152
Lease liabilities		35	20

		4,828	4,793
Total liabilities		5,523	5,507

Total equity and liabilities		25,783	29,834

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Six Months Ended June 30,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2025	5,681	146,146	(339)	36,276	18	42,466	(224,294)	5,954
Loss for the period	—	—	—	—	—	—	(26,587)	(26,587)
Other comprehensive expense for the period	—	—	—	—	(76)	—	—	(76)

Total comprehensive loss for the period	—	—	—	—	(76)	—	(26,587)	(26,663)
Share-based payments	—	—	—	8,247	—	—	—	8,247
Exercise of share options	1	—	—	(43)	—	—	43	1
Lapse of share options	—	—	—	(142)	—	—	142	—
Issue of share capital	419	803	—	—	—	—	—	1,222
Exercise of warrants	3,731	15,188	—	—	—	—	—	18,919
Share issue expenses	—	(296)	—	—	—	—	—	(296)

Balance at June 30, 2025	9,832	161,841	(339)	44,338	(58)	42,466	(250,696)	7,384

Balance at January 1, 2026	14,340	175,246	(339)	44,991	(43)	42,466	(252,334)	24,327
Loss for the period	—	—	—	—	—	—	(6,945)	(6,945)
Other comprehensive income for the period	—	—	—	—	13	—	—	13

Total comprehensive loss for the period	—	—	—	—	13	—	(6,945)	(6,932)
Share-based payments	—	—	—	2,794	—	—	—	2,794
Lapse of share options	—	—	—	(5,530)	—	—	5,530	—
Issue of share capital	3	203	—	—	—	—	—	206
Share issue expenses	—	(135)	—	—	—	—	—	(135)

Balance at June 30, 2026	14,343	175,314	(339)	42,255	(30)	42,466	(253,749)	20,260

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2026	2025
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(6,945)	(26,587)
Adjustments for:
Income tax credit	(743)	(681)
Amortization and depreciation	139	136
Movement in provisions	—	(40)
Finance income	(277)	(60)
Finance expense	—	12,648
Interest expense on lease liabilities	25	5
Share-based payments	2,794	8,247
Net foreign exchange (gains) losses	(269)	387

	(5,276)	(5,945)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	10	(113)
Decrease in trade payables	(72)	(1,607)
Increase (decrease) in payroll taxes, social security and accrued expenditure	93	(929)

Movements in working capital	31	(2,649)

Cash used in operations	(5,245)	(8,594)

Net income tax received	—	999

Net cash used in operating activities	(5,245)	(7,595)

Cash flows from investing activities
Interest received	286	57
Payments for intangible assets	(111)	(96)

Net cash from (used in) investing activities	175	(39)

Cash flows from financing activities
Payments for lease liabilities	(27)	(41)
Proceeds from exercise of share options	—	1
Proceeds from issue of share capital	206	1,222
Proceeds from exercise of warrants	—	4,436
Proceeds from issue of warrants	—	4,439
Share issue expenses	(135)	(296)

Net cash from financing activities	44	9,761

Net (decrease) increase in cash and cash equivalents	(5,026)	2,127
Cash and cash equivalents at beginning of period	24,251	6,749

Effect of exchange rate changes on cash and cash equivalents	278	(433)

Cash and cash equivalents at end of period	19,503	8,443

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. General information
NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.
The Company has had American Deposit
a
ry Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on Nasdaq since October 2, 2017. From November 9, 2023 the Company transferred its listing to The Nasdaq Capital Market. On April 16, 2024, the Company effected a ratio change of its ADSs to its ordinary shares from one ADS representing one ordinary share, to one ADS representing 25 ordinary shares. On August 11, 2025, the Company effected a ratio change of its ADSs to its ordinary shares from one ADS representing 25 ordinary shares, to one ADS representing 5,000 ordinary shares.
The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.
The Company has three wholly owned subsidiaries, NuCana, Inc., NuCana Limited and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).
The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.
The Group’s statutory accounts for the year ended December 31, 2025 have been reported on by the Company’s auditor, and delivered to the Registrar of Companies. The report of the auditor was (i) unqualified and (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report.
2. Material accounting policies
Basis of preparation
The unaudited condensed consolidated financial statements (the “financial statements”) for the six months ended June 30, 2026 have been prepared in accordance with International Accounting Standard 34, “
Interim Financial Reporting”
(“IAS 34”). The material accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2025.
No new standards, amendments or interpretations have had an impact on the financial statements for the six months ended June 30, 2026. The financial statements comprise the financial statements of the Group at June 30, 2026. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.
The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2025.
In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results that can be expected for the Company’s fiscal
year ending December 31, 2026.
Going concern
The Company’s consolidated financial statements have been presented on the basis that it is a going concern. The Company has not generated any revenues from operations to date and does not expect to in the foreseeable future. As such, the Company has incurred recurring net losses, has an accumulated deficit totaling £253.7 million and cash flows used in operating activities of £5.2 million as of and for the six months ended June 30, 2026. The Company had £19.5 million of cash and cash equivalents at June 30, 2026.

In reviewing the going concern assessment the Company’s board of directors have considered a going concern period of 12 months from the issuance of these financial statements. Based on its current operating budgets and development plans, the Company’s cash and cash equivalents on hand will be sufficient to fund its anticipated operations for the entirety of the going concern assessment period. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements.
As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need additional capital beyond the going concern assessment period. The Company may also need to raise additional funds if it chooses to expand its current development program. There can be no assurances, however, that additional funding will be available on acceptable terms
.
Judgements and estimates
The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most material effect on the amounts included within these financial statements were the same as those that applied to the annual financial statements for the year ended December 31, 2025.
3. Finance expense

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
	(in thousands)
	£	£	£	£
Revaluation loss from derivative financial instruments	—	(12,648)	—	(12,648)

The
non-cash
revaluation loss from derivative financial instruments of £12.6 million for the six months ended June 30, 2025 related to the fair value remeasurement of Series A and Series B warrants.
4. Income tax

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
	(in thousands)
	£	£	£	£
Current tax:
In respect of current period U.K.	330	301	737	648
In respect of prior period U.K.	—	24	—	24

	330	325	737	672
Deferred tax:
In respect of current period U.S.	3	3	6	9

Income tax credit	333	328	743	681

The income tax credit recognized primarily represents the U.K. research and development tax credits. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 26.97% of expenditure related to eligible research and development projects.

	June 30, 2026	December 31, 2025
	(in thousands)
	£	£
Current income tax receivable
U.K. tax	2,496	1,759
U.S. tax	2	2

	2,498	1,761

Deferred tax asset
U.S. deferred tax asset	125	117

5. Basic and diluted loss per ordinary share

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
	(in thousands, except per share data)
	£	£	£	£
Loss for the period	(3,080)	(24,114)	(6,945)	(26,587)

Basic and diluted weighted average number of ordinary shares	20,928,149	5,173,376	20,869,329	2,676,461
Basic and diluted loss per ordinary share	(0.00)	(0.00)	(0.00)	(0.01)

Basic loss per ordinary share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.
The potential ordinary shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per ordinary share and were therefore excluded from the calculation of diluted loss per ordinary share.
6. Intangible assets
Intangible assets comprise patents with a carrying value of £2.2 million as of June 30, 2026 (as of December 31, 2025: £2.2 million).
During the six months ended June 30, 2026, the Company acquired intangible assets with a cost of £0.1 million in relation to patents.
7. Cash and cash equivalents

	June 30, 2026	December 31, 2025
	(in thousands)
	£	£
Cash and cash equivalents	19,503	24,251

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.
8. Share-based payments
The Company has six share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value. Options granted under each of the six plans have a maximum life of 10 years.
As detailed in the table below, during the six months ended June 30, 2026, 4,121 million share options were granted under the 2020 Long-Term Incentive Plan (six months ended June 30, 2025: 3,478 million). Options granted under this plan will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest over a period of up to four years.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to two years after vesting. This has been incorporated into the measurement by means of actuarial modelling.

Grant date	Jan-14-2026	Jan-14-2026	Jan-14-2026
Vesting dates	Jan-14-2026	Jan-14-2027	Jan-14-2027
	—	—	Jan-14-2028
	—	—	Jan-14-2029
	—	—	Jan-14-2030
Volatility 1	260.56%	226.67%	193.02%
Dividend yield	0%	0%	0%
Risk-free investment rate 1	3.51%	3.53%	3.67%
Fair value of option at grant date 1	£0.0004	£0.0005	£0.0005
Fair value of share at grant date	£0.0005	£0.0005	£0.0005
Exercise price at date of grant	£0.0004	£0.0004	£0.0004
Lapse date	Jan-14-2036	Jan-14-2036	Jan-14-2036
Expected option life (years) 1	1.0	2.0	3.5
Number of options granted	1,951,153,811	174,109,121	1,324,308,581

Grant date	Jan-14-2026	Jan-14-2026
Vesting dates	Jan-14-2026	Jan-14-2027
	—	Jan-14-2028
	—	Jan-14-2029
	—	Jan-14-2030
Volatility 1	226.67%	175.64%
Dividend yield	0%	0%
Risk-free investment rate 1	3.53%	3.78%
Fair value of option at grant date 1	£0.0005	£0.0005
Fair value of share at grant date	£0.0005	£0.0005
Exercise price at date of grant	£0.0005	£0.0005
Lapse date	Jan-14-2036	Jan-14-2036
Expected option life (years) 1	2.0	4.5
Number of options granted	313,694,177	87,871,006

Grant date	Apr-15-2026	Apr-15-2026
Vesting dates	Apr-15-2026	Apr-15-2027
	—	Apr-15-2028
	—	Apr-15-2029
	—	Apr-15-2030
Volatility 1	256.68%	192.85%
Dividend yield	0%	0%
Risk-free investment rate 1	4.07%	4.16%
Fair value of option at grant date 1	£0.0002	£0.0003
Fair value of share at grant date	£0.0003	£0.0003
Exercise price at date of grant	£0.0004	£0.0004
Lapse date	Apr-15-2036	Apr-15-2036
Expected option life (years) 1	1.0	3.5
Number of options granted	135,525,518	134,170,264

1.	Represents the average for the options granted.

For the three months ended June 30, 2026, the Company recognized £0.9 million of share-based payment expense in the statement of operations (three months ended June 30, 2025: £8.0 million). For the six months ended June 30, 2026, the Company re co
g
n
ized £2.8 million of share-based payment expense in the statement of operations (six months ended June 30, 2025: £8.2 million).
9.
Share
capital and share premium

	June 30, 2026	December 31, 2025
	(in thousands)
	£	£
Share capital	14,343	14,340
Share premium	175,314	175,246

	189,657	189,586

	Number (in thousands)
	Nominal value £0.000004	Nominal value £0.0004
Issued share capital comprises:
Ordinary shares	21,547,775	20,809,855
Deferred shares	3,564,222,220	15,040,466

	3,585,769,995	35,850,321

	Number of ordinary shares	Number of deferred shares	Ordinary share capital	Deferred share capital	Share premium
	(in thousands)
			£	£	£
Fully paid shares:
Balance at December 31, 2025	20,809,855	15,040,466	8,324	6,016	175,246
Subdivision and reclassification of share capital	—	3,549,181,754	(8,241)	8,241	—
Issue of share capital	737,920	—	3	—	203
Share issue expenses	—	—	—	—	(135)

Balance at June 30, 2026	21,547,775	3,564,222,220	86	14,257	175,314

On June 8, 2026, the Company subdivided and redesignated its issued share capital as follows:

•	Each of the 15,040,465,803 deferred shares of £0.0004 each in the issued share capital of the Company was sub-divided into 100 deferred shares of £0.000004 each; and

•
Each of the 20,809,854,947 ordinary shares of £0.0004 each in the issued share capital of the
Company was
sub-divided
into and redesignated as one ordinary share of £0.000004, having the same rights and being subject to the same restrictions as the existing ordinary shares in the capital of the Company, and 99 deferred shares of £0.000004 each.

The Company’s issued share capital after the subdivision and reclassification was comprised of 20,809,854,947 ordinary shares and 3,564,222,220,053 deferred shares of £0.000004 each. The deferred shares continue to have no economic value, dividend or voting rights.
As at June 30, 2026, the Company had 4,307,855 ADSs listed on The Nasdaq Capital Market.
10. Events after the reporting period
Subsequent to June 30, 2026, the Company sold and issued 275,712 ADSs, representing 1,378,560,000 ordinary shares, under the ATM program, raising gross proceeds of £0.3 million.
As at August 13, 2026, the Company had 4,583,567 ADSs listed on The Nasdaq Capital Market.